UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 9, 2005

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

9 September 2005

BHP BILLITON LIMITED ABN 49 004 028 077

APPENDIX 4E TO THE LISTING RULES OF THE AUSTRALIAN STOCK EXCHANGE

Supplementary Information - Preliminary Final Report for 12 months to 30/6/2005

The following supplementary information is provided in accordance with the Listing Rules of the Australian Stock Exchange. It includes the combined results of the BHP Billiton Group, comprising BHP Billiton Limited and BHP Billiton Plc and their respective subsidiaries, for the full year ended 30 June 2005 compared with the full year ended 30 June 2004, and is prepared in accordance with Australian Generally Accepted Accounting Principles. The information supplements the results of the BHP Billiton Group for the full year ended 30 June 2005 announced to the market on 24 August 2005.

Ross Mallett
Deputy Company Secretary

RESULTS FOR THE FINANCIAL YEAR 30 June 2005

Discussion and Analysis

Basis of presentation of financial information

On 29 June 2001, BHP Billiton Limited (previously known as BHP Limited), an Australian listed company, and BHP Billiton Plc (previously known as Billiton Plc), a UK listed company, entered into a Dual Listed Companies (DLC) merger. This was effected by contractual arrangements between the Companies and amendments to their constitutional documents.

The effect of the DLC merger is that BHP Billiton Limited and its subsidiaries (the BHP Billiton Limited Group) and BHP Billiton Plc and its subsidiaries (the BHP Billiton Plc Group) operate together as a single economic entity (the BHP Billiton Group), with neither assuming a dominant role.

Accounting and reporting on the DLC merger

In accordance with the Australian Securities and Investments Commission (ASIC) Practice Note 71 'Financial Reporting by Australian Entities in Dual-Listed Company Arrangements', and an order issued by ASIC under section 340 of the Corporations Act 2001 on 2 September 2002, this information presents the financial results of the BHP Billiton Group as follows:

  Results for the years ended 30 June 2005 and 30 June 2004 are of the combined entity including both BHP Billiton Limited and its subsidiary companies and BHP Billiton Plc and its subsidiary companies; and
  Results are presented in US dollars unless otherwise stated.

The accounting policies have been consistently applied by all entities in the BHP Billiton Group and are consistent with those applied in the prior year.

Results for the year ended 30 June 2005

Overview

The consistent execution of the BHP Billiton business strategy has positioned the Group to take advantage of the current strong market conditions and deliver another record result. The benefits of commodity diversification, focussing on large, low cost, long life assets, capturing and sharing efficiencies across our businesses globally and the identification of, and continued investment in, value adding growth opportunities throughout the cycle, are not only reflected in the current result but enable us to capture our share of demand growth from the rapidly developing regions of the world.

Net profit attributable to members of the BHP Billiton Group of US$6.0 billion is an increase of 76.6 per cent from the previous year with net operating cash flows of US$8.9 billion up 72.5 per cent over last year.

In March 2005 the Group announced a cash offer for WMC Resources Ltd (WMC), an Australian based resource company. As of 30 June 2005 BHP Billiton owned approximately 93 per cent of WMC, with 100 per cent ownership achieved on 2 August. BHP Billiton's results for the 2005 financial year include the contribution from WMC for the month of June 2005.

This transaction provides the ability to build on the Group's existing nickel and copper businesses, as well as introducing uranium to our suite of energy products. In addition to providing immediate production to service global customers, the acquisition provides significant growth opportunities. The transaction is fully aligned with our strategy of developing, operating and maximising the performance of large, long life, low cost assets and provided a unique opportunity to acquire operational tier 1 assets in a stable, developed economy well positioned to service the growing demand for commodities in Asia.

Operating revenue

Operating revenue was US$29.6 billion, an increase of 29.5 per cent from US$22.9 billion in the corresponding period. The increase was primarily due to higher prices for all commodities with base metals, carbon steel materials, petroleum and energy coal prices contributing significantly. Increased volumes also benefited the Group result.

Profit before borrowing costs and tax

Profit before borrowing costs, tax, depreciation and amortisation increased by 65.0 per cent to US$11.0 billion from US$6.7 billion in the corresponding period. Profit before borrowing costs and tax was US$9.0 billion compared with US$4.9 billion for the corresponding period, an increase of 84.8 per cent. Excluding significant items (refer below), profit before borrowing costs and tax was US$9.1 billion, an increase of 71.1 per cent from US$5.3 billion in the corresponding period.

The following represent the major factors affecting profit before borrowing costs and tax (excluding significant items and outside equity interests) for the year ended 30 June 2005 compared with the corresponding year:

  Higher sales volumes (measured at last year's average margins) contributed to an increase in profit. Increased sales volumes of iron ore, copper, natural gas, aluminium, silver and lead, were partially offset by unfavourable impacts resulting from lower oil volumes, due to natural field decline and planned shutdowns for maintenance activities, and lower diamond sales.

  Stronger commodity prices across the suite of products increased profit significantly, with higher prices achieved for iron ore, copper, metallurgical coal, petroleum products, energy coal, aluminium, manganese alloy, nickel and diamonds being the predominant contributors.

  New operations increased profit, primarily due to first production from ROD (Algeria) which commenced commercial production in October 2004, the first full year of production from Ohanet (Algeria) which commenced commercial production in October 2003, and the start of oil production from Mad Dog (US) in January 2005. The acquisition of WMC resulted in an unfavourable impact on profit for the month of June.

  Relative to the prior year, exchange rate movements had an unfavourable impact on profit. The continued strength of the Australian dollar and rand against the US dollar had an overall unfavourable impact on operating costs and translation of net monetary liabilities. In addition, the prior period included US$39 million of gains on legacy Australian dollar to US dollar currency hedging which expired during that year.

  Higher price-linked costs decreased profit, primarily due to higher amounts of tax paid on petroleum products in Australia, higher royalties and increased LME-linked costs.

  Costs were higher primarily due to higher fuel, labour, raw material and other operating costs, an increase in stripping and maintenance related activities and development expenditure. The increase in costs was caused, in part, by the increased level of activity currently experienced in the resources industry. Although the impact is of varying degrees globally, these pressures are particularly acute in Australia. A portion of the increase in costs was deliberately incurred by the Group to maximise production to capture current prices. Increased costs were partially offset by continued operating cost savings from improvement initiatives and efficiency gains.

  Inflationary pressures, mainly in Australia and South Africa, had an unfavourable impact on profit.

  Ceased and sold operations had an unfavourable impact on profit mainly due to ceased production at Boodarie Iron in Western Australia after it was placed on care and maintenance during the year. The unfavourable impact also included the loss of earnings from the Laminaria and Corallina oil fields following their sale in January 2005.

  Exploration expense was US$20 million higher than the corresponding period.

  Other items that contributed to an increase in profit included the benefits of freight risk management activities and profit on the close out of cash settled derivative contracts for WMC shares.

Significant items

Significant items reduced net profit by US$30 million (after a tax benefit of US$104 million) and net profit attributable to BHP Billiton by US$80 million, and incorporated the items outlined below.

Net profit on disposal of various assets and interests before outside equity interests totalled US$316 million and included:
US$Million	Proceeds	Profit before tax	Tax
Laminaria & Corallina	130	134	(10)
Chrome operations	433	142	(6)
Interest in North West Shelf	59	56	-
Total	622	332	(16)

  The Group disposed of its interest in the Laminaria and Corallina oil fields to Paladin Resources plc in January 2005;

  BHP Billiton disposed of its economic interest in the majority of its South African Chrome operations to the Kermas Group in June 2005. In addition, the Group sold its interest in the Palmiet chrome business to Mogale Alloys in May 2005. After the outside equity interest in the share of net profit of US$50 million, the Group's share of net profit arising from the sale of the chrome businesses was US$86 million; and

  In December 2004 the sale of an equity participation in the North West Shelf (NWS) Project's gas reserves in Western Australia to China National Offshore Oil Corporation (CNOOC) was completed.

Following a decision to permanently close the Boodarie Iron (Australia) operations a charge of US$266 million (US$80 million tax benefit) relating to termination of the operation has been recognised. The charge primarily relates to settlement of existing contractual arrangements, plant decommissioning, site rehabilitation, redundancy and other costs associated with the closure.

As part of the Group's regular review of decommissioning and site restoration plans, the Group reassessed plans in respect of certain closed operations. A total charge of US$121 million (US$104 million after tax) was recorded and included:

  A charge of US$73 million (US$21 million tax benefit) in relation to revision of the Group's assessed rehabilitation obligation at closed mines at Ingwe (South Africa), predominantly resulting from revised water management plans; and,

  A charge of US$48 million (US$4 million tax expense) in relation to other closed mining operations.

The Group is required to recognise provisions and record a charge of US$79 million (US$56 million after tax) against earnings in respect of restructuring certain operations. This included US$50 million (US$15 million tax benefit) in respect of restructuring associated with the acquisition of WMC in June 2005 primarily relating to redundancy and termination costs, office closures and termination of previous contractual arrangements, and US$29 million (US$8 million tax benefit) for other restructurings, primarily for redundancies at Ingwe (South Africa).

The corresponding period included significant items as follows:

  A charge of US$534 million (US$512 million after tax) in relation to certain closed operations;

  A gain of US$66 million (US$48 million after tax) in relation to a settlement with Dalmine SpA with respect to the failure of an underwater pipeline;

  A tax benefit of US$267 million resulting from the restatement of deferred tax balances following the election to consolidate Australian subsidiaries under the Australian tax consolidation regime; and,

  A tax benefit of US$238 million arising from prior period taxation deductions and foreign tax credits available in the US and Canada.

Borrowing costs

Total borrowing costs including capitalised interest, excluding discounting on provisions and other liabilities and excluding exchange differences on Group borrowings, increased from US$367 million to US$385 million during the period. Despite lower average debt levels, this was principally driven by higher US dollar interest rates compared to the corresponding period. Exchange losses on Group borrowings were US$24 million compared with losses of US$109 million in the corresponding period.

Taxation

The tax charge on earnings was US$2 240 million, which included the tax benefits of significant items totalling US$104 million as noted above. Excluding the benefit of these significant items, the tax charge would be US$2 344 million, representing an effective tax rate of 27.2 per cent. The underlying effective tax rate was 28.6 per cent excluding the impacts of significant items, non tax-effected foreign currency adjustments, translation of tax balances and other functional currency translation adjustments.

Financial position and cash flows

Financial Position

Net assets and equity for the BHP Billiton Group were US$18 364 million at 30 June 2005, an increase of US$2 939 million from the 30 June 2004 position. The large increase was attributable to retained profit for the financial year.

Net borrowings for the BHP Billiton Group increased by US$4 743 million or 95.5 per cent to US$9 708 million at 30 June 2005. Consequently, the gearing ratio, which is the ratio of net borrowings to net borrowings plus net assets, was 34.6 per cent at 30 June 2005, compared with 24.4 per cent at 30 June 2004. The significant increase in net borrowings is due to debt financing for the acquisition of WMC.

Net tangible assets per ordinary fully paid share were US$2.89 as at 30 June 2005 compared with US$2.35 as at 30 June 2004.

Portfolio management

During the year, the ongoing review of the asset portfolio continued to ensure alignment with our strategy of owning and operating large, low cost, long life assets. As a result, the Group acquired WMC, disposed of its economic interests in the majority of its South African Chrome operations in June 2005 and sold our interests in the Laminaria and Corallina Oil Fields (located in the Timor Sea) in January 2005. Our equity interest in Integris Metals (US) was sold for proceeds of US$202 million in January 2005. We have also sold 50 per cent of our shareholding in Acerinox S.A. for proceeds of US$56 million, and a 5.8 per cent equity participation in the gas reserves associated with the North West Shelf Project to CNOOC. Since July 2001, total proceeds on the sale or divestment of assets totalled US$4.6 billion, including US$1.8 billion for the capital reduction and loan repayments resulting from the demerger of the BHP Steel business.

Capital Management

In October 2004, Moody's Investor Services (Moody's) upgraded BHP Billiton's credit rating from A2 to A1, reflecting the Group's strengthened financial risk profile.

In March 2005, following the announcement of the takeover offer for WMC, Standard and Poor's (S&P) and Moody's reviewed the Group's rating, with S&P maintaining the Group's A+ stable rating and Moody's placing the outlook on developing. In June 2005 Moody's restored the Group's outlook to stable, stating that the rating affirmation was prompted by the successful acquisition of WMC at the price and on the terms anticipated.

During the year, the Group completed both stages of its US$2 billion capital management programme. Stage one was completed in November 2004 via a US$1.78 billion off-market share buy-back of 180.7 million BHP Billiton Limited shares or 2.9 per cent of the issued capital of the BHP Billiton Group. The shares were purchased at A$12.57 per share, representing a 12 per cent discount to the volume weighted average price of BHP Billiton shares over the five days up to and including the buy-back closing date. The residual US$220 million was used to rebase the interim dividend declared in February 2005.

Cash flows

Net operating cash flows increased by 72.5 per cent to US$8.9 billion. The key components of this increase were increased cash generated from operating activities (mainly due to higher profits), partly offset by increased taxation payments.

Spending on capital, exploration and investment expenditures totalled US$11.0 billion for the period (excluding cash acquired with WMC of US$396 million). Expenditure on growth projects and investments amounted to US$10 467 million, including US$6 594 million for the acquisition of WMC, US$845 million on petroleum projects and US$1 869 million on minerals projects. Sustaining and maintenance capital expenditure was US$1 159 million.  Total expenditure on exploration was US$533 million, including US$380 million on petroleum activities and US$153 million on minerals activities.

In addition, the current period includes US$1.78 billion for the repurchase of shares as part of the US$2 billion capital management programme.

Currency

The Group has adopted the US dollar as its reporting currency and, subject to some specific exceptions, its functional currency. Currency fluctuations affect the Statement of Financial Performance in two principal ways.

Sales are predominantly based on US dollar pricing (the principal exceptions being Petroleum's gas sales to Australian and UK domestic customers and Energy Coal's sales to South African domestic customers). However, a proportion of operating costs (particularly labour) arises in local currency of the operations, most significantly the Australian dollar and South African rand, but also the Brazilian real, the Chilean peso and Colombian peso. Accordingly, changes in the exchange rates between these currencies and the US dollar can have a significant impact on the Group's reported results.

Several subsidiaries hold certain monetary assets and liabilities denominated in currencies other than their functional currency (US dollars), in particular non-US dollar denominated tax liabilities, provisions and, to a lesser extent, borrowings. Group borrowings are primarily in US dollars, with South African net rand borrowings now extinguished. Monetary assets and liabilities are converted into US dollars at the closing rate. The resultant differences are accounted for in the Statement of Financial Performance.

Dividend

A final dividend for the year ended 30 June 2005 of 14.5 US cents per share will be paid to shareholders on Wednesday, 28 September 2005. An interim dividend of 13.5 US cents per share was paid to shareholders on 23 March 2005. That dividend included US$220 million (3.6 US cents per share) to complete the US$2 billion capital management programme announced in August 2004. BHP Billiton intends to continue with its progressive dividend policy.

The dividend paid by BHP Billiton Limited will be fully franked for Australian taxation purposes. Dividends for the BHP Billiton Group are determined and declared in US dollars.  However, BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and rands to shareholders on the South African section of the register.

Audit

The final results are based upon financial statements which have been audited.

Statement of Financial Performance

for the year ended 30 June 2005

	2005	2004
	US$M(a)	US$M(a)
Revenue from ordinary activities
Operating revenue	29 649	22 887
Non-operating revenue	1 458	626
	31 107	23 513
deduct
Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	20 697	17 084
	10 410	6 429
add
Share of net profit of joint venture and associated entities accounted for using the equity method	564	223
	10 974	6 652
deduct
Depreciation and amortisation	1 994	1 793
Borrowing costs	499	490
Profit from ordinary activities before income tax	8 481	4 369
deduct
Income tax expense attributable to ordinary activities	2 240	870
Net profit	6 241	3 499
deduct
Outside equity interests in net profit of controlled entities	232	96
Net profit attributable to members of the BHP Billiton Group	6 009	3 403
Non-owner transaction changes in equity
Net exchange fluctuations on translation of foreign currency net assets and designated
foreign currency interest bearing liabilities net of tax	7	48
Total direct adjustments to equity attributable to members of the BHP Billiton Group	7	48
Total changes in equity other than those resulting from transactions with owners	6 016	3 451

Basic earnings per share (US cents)	98.1	54.7
Diluted earnings per share (US cents)	97.6	54.5

(a) Financial information for 2005 and 2004 represents the financial performance of the BHP Billiton Group (Refer 'Basis of presentation of financial information' and 'Accounting and reporting on the DLC merger').

Statement of Financial Position

as at 30 June 2005

	2005	2004
	US$M(a)	US$M(a)
Current assets
Cash assets	1 418	1 818
Receivables	3 490	2 778
Other financial assets	212	167
Inventories	2 542	1 715
Other assets	160	176
Total current assets	7 822	6 654
Non-current assets
Receivables	619	748
Investments accounted for using the equity method	1 525	1 369
Other financial assets	97	123
Inventories	103	45
Property, plant and equipment	30 347	20 945
Intangible assets	513	422
Deferred tax assets	660	502
Other assets	424	371
Total non-current assets	34 288	24 525
Total assets	42 110	31 179
Current liabilities
Payables	4 091	2 590
Interest bearing liabilities	1 500	1 330
Tax liabilities	842	297
Other provisions and liabilities	1 226	810
Total current liabilities	7 659	5 027
Non-current liabilities
Payables	162	177
Interest bearing liabilities	9 626	5 453
Deferred tax liabilities	1 318	1 053
Other provisions and liabilities	4 981	4 044
Total non-current liabilities	16 087	10 727
Total liabilities	23 746	15 754
Net assets	18 364	15 425

Equity
Contributed equity - BHP Billiton Limited	1 611	1 851
Called up share capital - BHP Billiton Plc	1 752	1 752
Reserves	638	547
Retained profits	14 022	10 928
Total BHP Billiton interest	18 023	15 078
Outside equity interests	341	347
Total equity	18 364	15 425

(a) Financial information for 2005 and 2004 represents the financial position of the BHP Billiton Group (Refer 'Basis of presentation of financial information' and 'Accounting and reporting on the DLC merger').

Statement of Cash Flows

for the year ended 30 June 2005

	2005	2004
	US$M(a)	US$M(a)
Cash flows related to operating activities
Receipts from customers	30 711	23 372
Payments in the course of operations	(20 083)	(16 806)
Dividends received	292	238
Interest received	79	78
Borrowing costs (includes capitalised interest)	(378)	(370)
Operating cash flows before income tax	10 621	6 512
Income taxes paid	(1 695)	(1 337)
Net operating cash flows (b)	8 926	5 175
Cash flows related to investing activities
Purchases of property, plant and equipment	(3 831)	(2 589)
Exploration expenditure (includes capitalised exploration)	(533)	(454)
Purchases of investments and funding of joint ventures	(42)	(35)
Purchases of, or increased investment in, controlled entities and joint venture interests, net of their cash	(6 198)	-
Investing cash outflows	(10 604)	(3 078)
Proceeds from sale of property, plant and equipment	155	157
Proceeds from sale or redemption of investments	227	89
Proceeds from demerger, sale or partial sale of controlled entities, operations and joint venture entities' interests net of their cash	675	179
Net investing cash flows	(9 547)	(2 653)
Cash flows related to financing activities
Proceeds from ordinary share issues	66	76
Proceeds from interest bearing liabilities	5 754	510
Repayment of interest bearing liabilities	(1 975)	(1 336)
Purchase of shares by ESOP trusts	(47)	(25)
Share repurchase scheme - BHP Billiton Limited	(1 792)	-
Dividends paid	(1 404)	(1 501)
Dividends paid to outside equity interests	(238)	(75)
Repayment of finance leases	(22)	(9)
Net financing cash inflows/outflows	342	(2 360)
Net (decrease)/increase in cash and cash equivalents	(279)	162
Cash and cash equivalents at beginning of financial year	1 685	1 531
Effect of foreign currency exchange rate changes on cash and cash equivalents	(3)	(8)
Cash and cash equivalents at end of financial year (c)	1 403	1 685

(a) Financial information for 2005 and 2004 represents the cash flows of the BHP Billiton Group (Refer 'Basis of presentation of financial information' and 'Accounting and reporting on the DLC merger').

Statement of Cash Flows continued

(b) Reconciliation of net cash provided by operating activities to net profit

	2005	2004
	US$M	US$M
Net profit	6 241	3 499
Depreciation and amortisation	1 994	1 793
Share of net profit of joint venture less dividends	(309)	(20)
Capitalised borrowing costs	(85)	(97)
Exploration, evaluation and development expense (excluding diminution)	353	284
Net gain on sale of non-current assets	(112)	(101)
Discounting on provisions and other liabilities	175	111
Inventory fair value adjustment	54	-
Sale of equity interest in North West Shelf project	(56)	-
Sale of Laminaria and Corallina	(134)	-
Disposal of Chrome operations	(142)	-
Restructuring provisions	79	-
Provision for termination of operations	246	-
Closure plans	121	534
Dalmine settlement	-	(66)
Diminution of property, plant and equipment, investments and intangibles	16	116
Employee share awards	116	96
Exchange differences on Group debt	15	104
Change in assets and liabilities net of effects from acquisitions and disposals of controlled entities and exchange fluctuations
Increase in inventories	(393)	(356)
Decrease/(increase) in deferred charges	11	(80)
Increase in trade receivables	(521)	(560)
(Increase)/decrease in sundry receivables	(146)	35
Increase/(decrease) in income taxes payable	545	(19)
Decrease in deferred taxes	(9)	(439)
Increase in trade creditors	585	259
Increase/(decrease) in sundry creditors	116	(3)
Increase/(decrease) in interest payable	5	(2)
Increase in other provisions and liabilities	149	84
Other movements	12	3
Net cash provided by operating activities	8 926	5 175

(c) For the purposes of the Statement of Cash Flows, cash is defined as cash and cash equivalents. Cash equivalents include highly liquid investments which are readily convertible to cash, bank overdrafts and interest bearing liabilities at call.

	2005	2004
	US$M	US$M
Reconciliation of cash
Cash and cash equivalents comprise:
Cash assets
Cash	916	674
Short-term deposits	502	1 144
Total cash assets	1 418	1 818
Bank overdrafts	(15)	(133)
Total cash and cash equivalents	1 403	1 685

SIGNIFICANT ITEMS

Individually significant items (before outside equity interests) included within the BHP Billiton Group's net profit are detailed below.
Year ended 30 June 2005	Gross US$M	Tax US$M	Net US$M
Significant items by category
Sale of equity interest in North West Shelf Project	56	-	56
Sale of Laminaria and Corallina	134	(10)	124
Disposal of Chrome operations	142	(6)	136
Restructuring provisions	(79)	23	(56)
Provision for termination of operations	(266)	80	(186)
Closure plans	(121)	17	(104)
Total by category	(134)	104	(30)
Significant items by Customer Sector Group
Petroleum	190	(10)	180
Base Metals	(30)	(4)	(34)
Carbon Steel Materials	(285)	80	(205)
Energy Coal	(93)	27	(66)
Diamonds and Specialty Products	(6)	1	(5)
Stainless Steel Materials	137	(5)	132
Group and unallocated items	(47)	15	(32)
Total by Customer Sector Group	(134)	104	(30)

Sale of equity interest in North West Shelf Project
During the year ended 30 June 2005, BHP Billiton sold an equity participation in the North West Shelf (NWS) Project to China National Offshore Oil Corporation (CNOOC). CNOOC purchased an interest in a new joint venture that is being established within the NWS Project to supply LNG to the Guangdong LNG Project in China. CNOOC will acquire title to approximately 5.8 per cent of current NWS Project gas reserves and rights to process its gas and associated LPG and condensate through NWS venture offshore and onshore infrastructure. CNOOC paid each joint venture partner US$59 million resulting in a profit on sale of US$56 million (no tax effect).

Sale of Laminaria and Corallina
In January 2005, the Group disposed of its interest in the Laminaria and Corallina oil fields to Paladin Resources plc. Proceeds on the sale were US$130 million resulting in a profit before tax of US$134 million (US$10 million tax expense).

Disposal of Chrome operations
Effective 1 June 2005, BHP Billiton disposed of its economic interest in the majority of its South African chrome business to the Kermas Group. The total proceeds on the sale were US$421 million, resulting in a profit of US$127 million (US$1 million tax expense) in accordance with Australian GAAP. In addition, the Group sold its interest in the Palmiet chrome business to Mogale Alloys in May 2005 for proceeds of US$12 million, resulting in a profit of US$15 million (US$5 million tax expense).

The BHP Billiton share of profit before tax on disposal of the Chrome operations is US$90 million (US$4 million tax expense), whilst the minority interest in the profit after tax of the disposal was US$50 million.

Restructuring provisions
The Group is required to record a charge against earnings in respect of restructuring certain operations. This totalled US$79 million (US$56 million after tax) and related to a charge of US$50 million (US$15 million tax benefit) in respect of restructuring associated with the acquisition of WMC in June 2005 primarily relating to redundancy and termination costs, office closures and termination of previous contractual arrangements; and a charge of US$29 million (US$8 million tax benefit) for other restructurings, primarily for redundancies at Ingwe (South Africa).

Provision for termination
The Group decided to decommission the Boodarie Iron (Australia) operations and a charge of US$266 million (US$80 million tax benefit) relating to termination of the operation was recognised. The charge primarily relates to settlement of existing contractual arrangements, plant decommissioning, site rehabilitation, redundancy and other closure related costs/charges associated with the closure.

Closure plans
As part of the Group's regular review of decommissioning and site restoration plans, the Group reassessed plans in respect of certain closed operations. A total charge of US$121 million (US$104 million after tax) was recorded and included a charge of US$73 million (US$21 million tax benefit) for closed mines at Ingwe (South Africa) in relation to revision of the Group's assessed rehabilitation obligation, predominantly resulting from revised water management plans, and a charge of US$48 million (US$4 million tax expense) in relation to other closed mining operations.

SIGNIFICANT ITEMS CONTINUED

Year ended 30 June 2004	Gross US$M	Tax US$M	Net US$M
Significant items by category
Introduction of tax consolidation regime in Australia	-	267	267
Litigation settlement	66	(18)	48
US and Canadian taxation deductions	-	238	238
Closure plans	(534)	22	(512)
Total by category	(468)	509	41
Significant items by Customer Sector Group
Petroleum	66	(18)	48
Base Metals	(482)	11	(471)
Stainless Steel Materials	(10)	3	(7)
Group and unallocated items	(42)	513	471
Total by Customer Sector Group	(468)	509	41

Introduction of tax consolidation regime in Australia
During the year ended 30 June 2004, BHP Billiton elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government. Under the transitional rules, the Group chose to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of these assets. This resulted in the restatement of deferred tax balances and a tax benefit of US$267 million being recorded in accordance with Urgent Issues Group Abstract 52.

Litigation settlement
In December 2003, BHP Billiton announced that it was part of a consortium that had reached a settlement with Dalmine SpA with respect to a claim brought against Dalmine in April 1998. The claim followed the failure of an underwater pipeline installed in 1994 in the Liverpool Bay area of the UK continental shelf. As a result of the settlement, BHP Billiton recorded a gain of US$66 million, before tax expense of US$18 million.

US and Canadian taxation deductions
During the year ended 30 June 2004, the level of certainty regarding potential benefits arising from prior period taxation deductions and foreign tax credits available in the US and Canada increased to the extent that some of the provisions against deferred tax assets established in prior years were no longer necessary. This was a result of higher income generation, changes in legislation and effective utilisation of tax credits during the year, along with increasing confidence regarding the ability to realise benefits in the future. Accordingly, the Group recorded a tax benefit of US$238 million.

Closure plans
During the year ended 30 June 2004, the Group refined its plans in relation to certain closed operations. In relation to the Group's Southwest Copper business in the US, this resulted in a charge of US$425 million resulting from a re-estimation of short-term closure costs and the inclusion of residual risks, longer-term water management and other costs, and an increase in the residual value of certain assets. Additionally, at other closed sites a charge of US$109 million (before a tax benefit of US$22 million) was recorded, mainly in relation to the Island Copper mine, the Newcastle Steelworks and the Selbaie copper mine. Accordingly, the Group has recorded a net after-tax loss of US$512 million.

ACQUIRED OPERATIONS

On 3 June 2005 the BHP Billiton Group obtained control of WMC Resources Ltd (WMC) with acceptance for 76.25 per cent of the equity shares. On 17 June the BHP Billiton Group had acquired more than 90 per cent of the equity shares in WMC, which triggered the compulsory acquisition of all remaining shareholdings. Payment for 100 per cent ownership was completed on 2 August. WMC was acquired for a total cash consideration of US$7 229 million made up of a price of A$7.85 per share plus acquisition related costs.

WMC was one of Australia's leading resource companies. WMC's major assets are:

  the Olympic Dam copper/uranium/gold mine and related treatment plants located in South Australia;

  an integrated nickel mining, refining and smelting business with operations in Western Australia;

  The Queensland Fertilizer Operations (QFO) which consists of an integrated phosphate mine and ammonium phosphate fertliser production facility; and

  the Corridor Sands mineral sands project in Mozambique.

Olympic Dam produces copper, uranium, gold and silver. It is the fourth largest copper reserve, the fourth largest gold reserve and the largest uranium reserve in the world, and is the largest underground mine in Australia. Olympic Dam consists of an underground mine and a mineral processing plant, smelter and refinery with associated supporting infrastructure. Copper and uranium sales are the major revenue stream for Olympic Dam. Gold and silver are also mined and sold. Uranium oxide concentrate is sold under long-term contracts with major international power companies.

The WMC nickel operations consist of ore treatment facilities at Kambalda, mining and milling operations at Mt Keith and Leinster, a nickel smelter in Kalgoorlie and a refinery in Kwinana. WMC purchases nickel ore from a variety of mines for processing through the treatment facility at Kambalda. Kambalda concentrate is transported to the nickel smelter at Kalgoorlie. Mt Keith is a large open-cut mine where ore is mined and the concentrate transported to Leinster for drying. Leinster comprises both underground and open-cut mines as well as treatment and drying facilities. Blended concentrate from Leinster and Mt Keith is transported to the smelter. The smelter processes the concentrate received and produces nickel matte, of which the majority is further processed at the Kwinana refinery to produce high purity nickel briquettes, nickel powder and other nickel intermediate products. The nickel concentrate, matte and metal production is exported to Asia, Europe and North America and is principally used in making stainless steels.

WMC's fertiliser operations consists of QFO, which is an ammonium phosphate manufacturing facility with distribution and marketing operations, and a one-third investment in Hi-Fert, which distributes and markets fertiliser products. QFO produces and markets di-ammonium phosphate and mono-ammonium phosphate. The QFO includes a sulphuric acid plant at Mt Isa, a mining operation and fertiliser plant at Phosphate Hill and storage and port facilities at Townsville. The finished product is distributed in Australia by Incitec Pivot, Hi-Fert, Summitt and Impact, and by Cargill internationally under a marketing agreement. Hi-Fert procures, markets and distributes all major fertlisers into eastern Australia and is the second largest distributor to that region. Hi-Fert owns patented coating technology that it uses to provide value-added products including zinc and sulphur-coated products.

WMC's Corridor Sands mineral sands project is located in Mozambique and is expected to culminate in an integrated mining, concentration and smelting operation to produce titanium dioxide slag. Titanium dioxide feedstocks are used to produce pigments, titanium metal and other specialist products.

BHP Billiton expects the acquisition of WMC to provide a number of benefits. These include the following:

  WMC's nickel business comprises an outstanding set of assets, in terms of operating capability, country risk, scale and environmental standards, which complements BHP Billiton's existing nickel business. The combined business will have a range of operations, products and technologies that will provide a robust and flexible platform for further growth.

  BHP Billiton now operates two of the world's four largest copper deposits. BHP Billiton's track record in developing and operating Escondida, the world's largest copper mine, will allow the Group to maximise the value of the large, long-life Olympic Dam resource base.

  BHP Billiton is now a major producer of uranium with the largest resource base in the world. Uranium is an important energy source in an increasingly energy intensive world. Not only is this valuable on a stand-alone basis, but it complements BHP Billiton's existing energy portfolio of oil, gas and coal.

  BHP Billiton can maximise synergies in the nickel and copper business, marketing and other corporate functions. BHP Billiton will eliminate duplicate functions by using the proven systems and processes that were successfully used following the BHP Billiton merger in 2001.

ACQUIRED OPERATIONS CONTINUED

The following table details the fair value of the net assets acquired:
	Book value US$M	Adjustment for accounting policies US$M	Provisional fair value adjustments US$M	Provisional fair value US$M
Cash assets	396	-	-	396
Receivables	444	-	(162)	282
Inventories	520	(21)	116	615
Investments accounted for using the equity method	33	-	(8)	25
Property, plant and equipment	4 428	-	2 708	7 136
Other assets	84	-	(1)	83
Current liabilities	(477)	(5)	35	(447)
Non-current liabilities	(1 454)	(42)	452	(1 044)
Net assets acquired	3 974	(68)	3 140	7 046
Goodwill				183
Total cost of acquisition				7 229

Total cost of acquisition satisfied by the following consideration:
Cash paid				6 594
Cash payable				635
				7 229

The book values included in the table above are the Australian dollar values of WMC assets and liabilities acquired converted to US dollars at the acquisition day rate of 0.7556.

Due to the complexity and timing of this acquisition, the fair values currently established are provisional and are subject to review during the year ended 30 June 2006.

The material provisional fair value adjustments principally relate to:

  Property, plant and equipment reflecting the fair value of mineral assets, together with revaluation of property, plant and equipment representing replacement cost and estimated remaining useful lives;

  Investments have been revalued to reflect current market values;

  An upward revaluation of inventory balances held at Olympic Dam and nickel operations. This is a result of the fair value principles applying where the fair value is broadly defined as selling prices less costs to sell, less a reasonable profit margin for the selling effort of the acquirer. Essentially this results in a 'sales price' being applied to value inventory as opposed to the cost recorded in the acquirer's balance sheet. As a result of this treatment, sales margins have been recognised in advance of the inventory being sold external to the Group. When the inventory on hand at the date of acquisition is subsequently sold external to the Group, effectively no margin will be realised;

  Debtors and creditors have been revalued to reflect the expected timing and amount of settlements. External fixed rate debt and derivative financial instruments have been revalued to reflect current market terms. Deferred gains and losses relating to commodity price and foreign currency hedging arrangements have been de-recognised;

  Provisions include the recognition of accumulated unfunded pension liabilities; and

  Deferred tax asset and liability balances have been adjusted to take into account revised fair values for book purposes and resetting of tax bases as a result of the acquisition, where applicable. Deferred tax balances relating to tax losses have been adjusted where it is not virtually certain that the Group will be able to utilise the losses.

ACQUIRED OPERATIONS CONTINUED

A number of the revaluation adjustments have resulted in policy alignment with BHP Billiton accounting policies and relate to:

  BHP Billiton policy in respect of decommissioning, site restoration and environmental rehabilitation provisions requires that the present value of estimated future costs of rehabilitation of operating sites is capitalised where it gives rise to future benefits and amortised over the life of the operation. Additional provisions have been raised in accordance with this policy.

  Under BHP Billiton's accounting policies, mined ore stocks held underground are not recorded as inventory until the ore is brought above ground. Accordingly, underground stocks held by WMC at the date of acquisition have been adjusted to a value of nil.

At the date of acquisition, the application of BHP Billiton policy will result in WMC adopting the US dollar as the functional currency for the majority of its operations. The provisional fair values for non-monetary items in US dollars included in the table above will represent the acquisition historical rate for WMC by BHP Billiton.

Since the acquisition, WMC cash flows have contributed US$16 million to the Group's net operating cash flows, US$50 million to net investing cash outflows and US$2 million to net financing cash inflows.

The unaudited summarised Statement of Financial Performance of WMC for the period 1 January 2005 to 3 June 2005 prepared in accordance with the accounting policies applicable to WMC for that period prior to acquisition by BHP Billiton, were as follows:

Summarised Statement of Financial Performance for the period 1 January 2005 to 3 June 2005
US$M
Revenue from ordinary activities	1 322
Profit from ordinary activities before income tax	394
Income tax expense attributable to ordinary activities	(108)
Net profit	286
Net exchange differences recognised directly to equity	2
Total changes in equity other than those resulting from transactions with owners	288

The amounts included in the table above are the Australian dollar values converted to US dollars at an average rate for the period of 0.7739.

Statement of Financial Performance for the year ended 31 December 2004

For the year ended 31 December 2004, WMC reported an audited post tax profit of A$1 327 million (US$977 million) prepared in accordance with the accounting policies used by WMC for the financial year to 31 December 2004.

SEGMENT RESULTS

The BHP Billiton Group has grouped its major operating assets into the following Customer Sector Groups (CSGs):

  Petroleum (exploration for and production, processing and marketing of hydrocarbons including oil, gas and LNG);

  Aluminium (exploration for and mining of bauxite, processing and marketing of aluminium and alumina);

  Base Metals (exploration for and mining, processing and marketing of copper, silver, zinc, lead and copper by-products including gold);

  Carbon Steel Materials (exploration for and mining, processing and marketing of coking coal, iron ore and manganese);

  Diamonds and Specialty Products (EKATI diamond mine, titanium operations, fertilisers and exploration, and technology activities);

  Energy Coal (exploration for and mining, processing and marketing of steaming coal); and

  Stainless Steel Materials (exploration for and mining, processing and marketing of chrome and nickel).

Net unallocated interest represents the charge to profit of debt funding to the BHP Billiton Group.

Group and unallocated items represent Group centre functions and certain comparative data for divested assets and investments.

It is the Group's policy that inter-segment sales are made on a commercial basis.

Industry segment information
US$ million	External Revenue (a)	Inter- segment revenue (a)	Share of net profit of equity accounted investments	Profit before tax (b)(c)	Gross segment assets	Gross segment liabilities	Depreciation and amortisation	Other non-cash items	Capital expenditure (d)	Carrying value of equity accounted investments
Year ended 30 June 2005
Petroleum	6 175	62	-	2 014	6 563	2 241	616	6	946	112
Aluminium	5 324	5	-	939	6 244	790	264	-	280	-
Base Metals	4 609	-	194	1 834	9 127	1 759	266	31	661	390
Carbon Steel Materials	7 330	27	148	2 346	5 297	1 973	304	265	1 065	336
Diamonds and Specialty Products	765	20	80	278	1 738	265	176	3	239	138
Energy Coal	3 054	-	141	310	2 889	1 482	197	99	169	549
Stainless Steel Materials	2 712	-	1	814	5 194	630	148	4	444	-
Group and unallocated items (e)	1 022	-	-	329	5 058	14 606	23	163	27	-
	30 991	114	564	8 864	42 110	23 746	1 994	571	3 831	1 525
Net unallocated interest	116			(383)				182
BHP Billiton Group	31 107	114	564	8 481	42 110	23 746	1 994	753	3 831	1 525
Year ended 30 June 2004
Petroleum	5 681	50	-	1 450	6 099	2 121	587	(55)	927	98
Aluminium	4 440	-	-	742	6 060	643	246	-	272	-
Base Metals	3 001	-	45	570	4 024	1 421	255	482	215	212
Carbon Steel Materials	4 640	7	78	1 030	4 145	1 249	230	2	662	286
Diamonds and Specialty Products	698	22	19	302	1 222	234	125	29	188	250
Energy Coal	2 351	-	85	101	2 499	1 015	207	67	141	519
Stainless Steel Materials	1 779	-	-	551	2 093	346	108	14	151	4
Group and unallocated items (e)	840	-	(4)	30	5 037	8 725	35	141	33	-
	23 430	79	223	4 776	31 179	15 754	1 793	680	2 589	1 369
Net unallocated interest	83			(407)				210
BHP Billiton Group	23 513	79	223	4 369	31 179	15 754	1 793	890	2 589	1 369

(a) Total segment revenue equals external revenue and inter-segment revenue

(b) Before outside equity interests.

(c) Excludes income tax expense for BHP Billiton Group of US$2 240 million (2004: US$870 million), which results in a net profit after income tax expense of US$6 241 million
(2004: US$3 499 million).

(d) Excluding investment expenditure, capitalised borrowing costs and capitalised exploration.

(e) Includes consolidation adjustments.

BORROWING COSTS
	2005	2004
	US$M	US$M
Borrowing costs paid or due and payable
On interest bearing liabilities	379	365
On finance leases	6	2
Total borrowing costs	385	367
deduct
Amounts capitalised (a)	85	97
	300	270
add
Discounting on provisions and other liabilities	175	111
Exchange differences on Group borrowings (b)	24	109
Borrowing costs charged against net profit from ordinary activities	499	490

(a) Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average borrowing cost of the Group's interest bearing liabilities. The capitalisation rate was 4.6 per cent (2004: 4.6 per cent).

(b) Exchange differences primarily represent the effect on borrowings of the movement in the South African rand against the US dollar.

TOTAL EQUITY
	2005	2004
	US$M	US$M
Total equity opening balance	15 425	12 839
Total changes in equity recognised in the Statement of Financial Performance	6 016	3 451
Transactions with owners as owners
Contributed equity	56	66
Dividends	(1 409)	(1 025)
Accrued employee entitlement to share awards	109	96
Cash settlement of share awards	(3)	-
Purchases of shares made by ESOP trusts	(47)	(25)
BHP Billiton Limited Share buy-back (a)	(1 777)	-
Total changes in outside equity interests	(6)	23
Total equity closing balance	18 364	15 425

(a) On 23 November 2004, the BHP Billiton Group completed an off-market share buy-back of 180 716 428 BHP Billiton Limited shares. As a result of the buy-back, total equity decreased by US$1 777 million (including US$5 million of transaction costs). In accordance with the structure of the buy-back US$296 million was allocated to the contributed equity of BHP Billiton Limited and US$1 481 million was allocated to retained earnings. The final price for the buy-back was A$12.57 per share, representing a discount of 12 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back.

RETAINED PROFITS
	2005	2004
	US$M	US$M
Retained profits opening balance	10 928	8 558
Dividends provided for or paid (a)	(1 409)	(1 025)
Vesting of employee share awards	(25)	(8)
BHP Billiton Limited Share buy-back (b)	(1 481)	-
Net profit	6 009	3 403
Retained profits closing balance	14 022	10 928

(a) Subsequent to year end on 24 August 2005 BHP Billiton declared a final dividend of 14.5 US cents per share fully franked (2004: 9.5 US cents per share on 18 August 2004) which will be paid on 28 September 2005 (2004: 22 September 2004). The final dividend has not been provided for at 30 June 2005

(b) Refer Total Equity footnote (a)

EARNINGS PER SHARE
	2005	2004
Basic earnings per share (US cents)	98.1	54.7
Diluted earnings per share (US cents)	97.6	54.5
Basic earnings per ADS (US cents) (a)	196.2	109.4
Diluted earnings per ADS (US cents) (a)	195.2	109.0
Basic Earnings (US$ million)	6 009	3 403
Diluted Earnings (US$ million)	6 012	3 403

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:
	2005	2004
Weighted average number of shares (b)	Million	Million
Basic earnings per share denominator	6 124	6 218
Shares and options contingently issuable under employee share ownership plans	34	28
Diluted earnings per share denominator	6 158	6 246

(a) Each American Depository Share (ADS) represents two ordinary shares.

(b) Under the terms of the DLC merger, the rights to dividends of a holder of an ordinary share in BHP Billiton Plc and a holder of an ordinary share in BHP Billiton Limited are identical. Consequently, earnings per share have been calculated on the basis of the aggregate number of ordinary shares ranking for dividend. The weighted average number of shares used for the purposes of calculating basic earnings per share is calculated after deduction of the shares held by the share repurchase scheme and the Group's ESOP trusts.

INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

			Ownership interest (a)				Contribution to operating profit after income tax
			At joint venture's reporting date		At BHP Billiton Group reporting date

Major shareholdings in
joint venture		Reporting	2005	2004	2005	2004	2005	2004
entities	Principal activities	date	%	%	%	%	US$M	US$M
Cerrejon Coal Corporation	Coal mining in Colombia	31 Dec	33.3	33.3	33.3	33.3	111	58
Coal Marketing Company	Coal Marketing	31 Dec	33	33	33	33	30	27
Samarco Mineracao SA	Iron ore mining	31 Dec	50	50	50	50	148	75
Minera Antamina SA	Copper and zinc mining	30 June	33.75	33.75	33.75	33.75	195	38
Integris Metals Inc	Metals distribution	31 Dec	50	50	-	50	17	14
Other (b)							63	11
Total							564	223

	2005	2004
	US$M	US$M
Share of net profit of investments accounted for using the equity method
Revenue (c)	2 226	2 056
Expenses (c)	(1 465)	(1 726)
Profit before income tax (c)	761	330
Income tax expense (c)	(197)	(107)
Share of net profit of investments accounted for using the equity method	564	223

(a) The proportion of voting power held corresponds to ownership interest.

(b) Includes various immaterial joint venture entities and the Richards Bay Minerals joint venture owned 50 per cent (2004: 50 per cent). Richards Bay Minerals comprises two legal entities, Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited of which the BHP Billiton Group's effective ownership interest is 51 per cent (2004: 51 per cent) and 49.45 per cent (2004: 49.45 per cent) respectively. In accordance with the shareholder agreement between the BHP Billiton Group and Rio Tinto (which owns the shares of Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited not owned by the BHP Billiton Group), Richards Bay Minerals functions as a single economic entity. The overall profit of Richards Bay Minerals is shared equally between the venturers.

(c) Effective January 2005, the BHP Billiton Group sold its interest in Integris Metals Inc for US$202 million. In 2005, the share of net profit of investments accounted for using the equity method included the results of the Group's 50 per cent interest in Integris Metals Inc up until the date of the sale. This includes revenue of US$523 million, expenses of US$499 million, profit before income tax of US$24 million and income tax expense of US$7 million.

IMPACT OF ADOPTING INTERNATIONAL FINANCIAL REPORTING STANDARDS

For reporting periods beginning on or after 1 January 2005, the BHP Billiton Group must comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The BHP Billiton Group's DLC structure results in two parent entities with their own statutory reporting obligations, one in Australia and the other in the UK. While Australia and the UK are transitioning to IFRS-based financial reporting regimes in the same timeframe, the DLC structure creates unique IFRS implementation issues, including:

  In the UK, listed groups are required to comply with IFRS as endorsed by the European Commission (EC); there is a risk that IFRS as endorsed by the EC at 30 June 2006 may not be consistent with IFRS applicable in Australia;
  the Australian Accounting Standards Board has approved IFRS-based standards some of which mandate particular policies that are optional (and not applied uniformly by other entities) in the UK; and
  continued development and interpretation of IFRS prior to 30 June 2006 that could affect the ultimate difference between current reporting frameworks and IFRS applicable in each jurisdiction.

Accordingly, significant uncertainty remains as to the ultimate impact of IFRS on the BHP Billiton Group's financial statements.

Management of IFRS implementation

The Group has established a formal project, monitored by a steering committee, to manage the transition to IFRS reporting. Regular updates are also provided to the Board Risk and Audit Committee. The implementation and review phases of the project are in progress and include substantial training programmes across the Group's finance staff, execution of changes to information systems and business processes and completing formal authorisation processes to approve recommended accounting policy changes. The project will culminate in the collection of financial information necessary to prepare IFRS-compliant financial statements, embedding of IFRS principles in business processes, elimination of any unnecessary data collection processes and Board approval of the transitional IFRS financial impact. Implementation also involves delivery of further training to staff as revised systems begin to take effect.

Development and interpretation of IFRS

The regulatory bodies that promulgate IFRS and its country-specific implementations have significant ongoing projects that could affect the ultimate differences between Australian GAAP and IFRS and their impact on the BHP Billiton Group's financial statements. Significant judgement and interpretation have been required in estimating the IFRS impacts presented below. Two particular matters that may ultimately affect the BHP Billiton Group's IFRS impacts relate to income tax accounting:

  The scope of application of income tax accounting required by AASB 112 'Income Taxes' remains unclear. The BHP Billiton Group is subject to a wide variety of government imposed production taxes, royalties and other imposts, in addition to regular income tax on profits. Under Australian GAAP, income tax expense and the corresponding income tax assets and liabilities relate only to regular income taxes on profits. All other forms of taxation, such as petroleum resource taxes, production royalties and other secondary taxes are accounted for as operating costs or reductions in revenue as appropriate. The amounts of such taxes are determined using accounting policies appropriate to the nature of each arrangement. The BHP Billiton Group has sought guidance from the International Financial Reporting Interpretations Committee (IFRIC) on this matter, in light of a variety of diverse interpretations applied by other entities. No guidance has been forthcoming at this time. The IFRS impacts presented below do not take account of any changes in the measurement or presentation of such taxes, royalties and similar arrangements that might ultimately be required.
  AASB 112 requires deferred tax liabilities to be measured based on the difference between the carrying amount of assets and liabilities in the financial statements (their 'book base') and their equivalent carrying amounts viewed from a taxation perspective (their 'tax base'). Different interpretations have been made as to those items eligible for inclusion in the tax base. In particular, there are divergent views as to whether the tax-deductible amount of an asset, such as mineral rights, which is only available for capital gains tax purposes, is relevant in measuring the tax base of an asset that is not expected to generate capital gains income. BHP Billiton has excluded such amounts in the calculation of tax base and has consequently recognised deferred tax liabilities for assets that are not depreciable for tax purposes and not expected to generate revenue on their ultimate disposal. This area is one of many under consideration by the International Accounting Standards Board but its resolution remains unclear.

Elections made on implementing IFRS

The rules for first time adoption of IFRS are set out in AASB 1 'First Time Adoption of International Financial Reporting Standards'. That standard in general requires accounting policies to be applied retrospectively in order to determine an opening balance sheet as at the BHP Billiton Group's IFRS transition date of 1 July 2004, and allows certain exemptions on the transition to IFRS which the BHP Billiton Group has elected to apply. Those elections considered significant to the BHP Billiton Group include decisions to:

  not restate previous mergers or acquisitions and the accounting thereof;

  measure property, plant and equipment at deemed cost, being the value of property, plant and equipment immediately prior to the date of transition, with no adjustment made to fair value;

  not apply the requirements of AASB 2 'Share-based Payment' to equity instruments granted before 7 November 2002;

  recognise the cumulative effect of actuarial gains and losses on employee benefits to retained earnings as at the transition date; and

  transfer all foreign currency translation differences, currently held in reserves, to retained earnings at the transition date.

In addition, BHP Billiton has applied the exemption available under AASB 1 whereby AASB 132 'Financial Instruments:  Disclosure and Presentation' and AASB 139 'Financial Instruments:  Recognition and Measurement' shall apply from 1 July 2005 and not for the year ended 30 June 2005. Accordingly, transitional adjustments in respect of AASB 132 and AASB 139 will be recorded against retained profits and reserves, as applicable, at 1 July 2005. The IFRS impacts presented in this note do not include any amounts attributable to AASB 132 and AASB 139.

AASB 132 is not expected to change the classification of financial instruments issued by the BHP Billiton Group. AASB 139 will result in certain financial assets being measured at fair value. Changes in fair value will be recognised through profit and loss or directly in equity depending on their classification. Investments in non-traded securities will be classified as available for sale and changes in fair value recognised directly in equity until the underlying asset is derecognised. Investments in traded securities will be classified as held for trading and changes in fair value recognised in the income statement. Loans, receivables and financial liability measurement and classification will remain substantially unchanged.

Under AASB 139, foreign exchange contracts held for hedging purposes will be accounted for as cash flow hedges. Interest rate swaps held for hedging purposes will be accounted for as cash flow or fair value hedges. Cash flow hedging causes the effective portion of hedge gains and losses to be recognised directly in equity until the hedged item occurs, at which time the hedge gain or loss is included in the measurement of the hedged item. Fair value interest rate hedging will result in the recognition on balance sheet of changes in fair value of applicable borrowings and the corresponding hedge. The application of hedge accounting for foreign exchange and interest rate contracts will impact future reported financial performance under IFRS to the extent that ineffectiveness arises, however the expected extent of ineffectiveness is not significant.

The Group's commodity based transactions executed through derivative contracts will not qualify for hedge accounting under AASB 139. All such contracts will be measured at fair value and changes in fair value recognised directly in income. Certain other derivative instruments embedded within host contracts will also be measured at fair value with changes in fair value recognised directly in income.

The impact of AASB 132 and AASB 139 on the financial performance and financial position of the BHP Billiton Group in 2006 and subsequent financial years cannot be estimated as it depends on the quantity and type of financial instruments held and future movements in market prices.

BHP Billiton has also elected to adopt early AASB 6 'Exploration For And Evaluation Of Mineral Resources'. This enables existing accounting policies to apply under IFRS and for the provisions of AASB 6 to be effective from 1 July 2004.

Key differences in accounting policies

The financial statements presented above have been prepared in accordance with Australian Accounting Standards and other Australian financial reporting requirements (Australian GAAP). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the Group's financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS.

This note only provides a summary of key implications of the conversion to IFRS as currently issued, as well as their estimated impact on net equity, profit before tax and income tax expense. The estimated overall effect of IFRS is also presented by way of a consolidated statement of financial performance, consolidated statement of financial position and consolidated statement of cash flow in IFRS format, which will be included in BHP Billiton Group's financial statements. Further disclosures and explanations will be included in the Group's IFRS financial reports for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Deferred tax (AASB 112 'Income Taxes')
On transition to IFRS the balance sheet liability method of tax-effect accounting is adopted, rather than the income statement liability method applied under Australian GAAP. This balance sheet method recognises deferred tax assets and liabilities on temporary differences between the accounting and tax values of balance sheet items, rather than accounting and tax values of items recognised in the profit and loss account. This approach gives rise to a wider range of deferred tax assets and liabilities and an increase in the volatility of deferred tax balances brought about by foreign exchange rate movements. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it will be recognised in equity. The following temporary differences will not give rise to deferred tax balances:

    goodwill;
    differences that exist on the initial recognition of assets and liabilities that are not acquired in a business combination or that affect neither accounting or taxable profit on initial recognition; and
    differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realisation of the asset or settlement of the liability using tax rates enacted or substantively enacted at reporting date. A deferred tax asset will be recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Equity based compensation (AASB 2 'Share-based Payment')
The cost of employee compensation provided in the form of equity-based compensation (including shares and options) is measured based on the fair value of those instruments rather than their intrinsic value as recognised under current BHP Billiton Group policy, and accrued over the period of employee service. Under IFRS, the fair value of options granted must be recognised as an employee benefit expense with a corresponding increase in equity. The fair value will be measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the options. The fair value of options granted will be measured, taking into account the terms and conditions attached to the options. The amount recognised as an expense in the income statement will be adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions. This changes the total amount of compensation cost and the pattern of cost recognition.

Post-retirement and medical benefits (AASB 119 'Employee Benefits')
Under IFRS, defined benefit pension plan and medical benefit plan arrangements result in the recognition of net assets or liabilities directly based on the underlying obligations and assets of those plans. The recognised net asset or liability is subject to changes in value that are more volatile than changes in assets and liabilities currently recognised under existing BHP Billiton Group Policy. The net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefits employees have earned in return for their past service. That benefit is discounted to determine its present value and the fair value of any plan assets is deducted in deriving the net asset or liability. When the employee entitlements under a plan are improved, the proportion of the increased benefit relating to past service is recognised as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement. Actuarial gains and losses that arise subsequent to transition date are recognised directly in retained earnings and reduce the volatility that would otherwise have been recorded through the income statement. Under AASB 19 the principles under which regular charges are recognised in the income statement for post-retirement and medical plans are substantially different to those of existing BHP Billiton policy.

Joint ventures (AASB 131 'Interests in Joint Ventures')
Under IFRS as implemented in Australia, all joint ventures that are constituted as a legal entity (referred to under IFRS as 'Jointly controlled entities') are accounted for using the equity method. Under Australian GAAP, the BHP Billiton Group's interests in the Escondida, Mozal and Valesul joint ventures are accounted for by proportional consolidation. As each of these joint ventures operates through an incorporated entity, IFRS classifies them as jointly controlled entities and the Australian version of IFRS mandates the use of the equity method of accounting, notwithstanding that in substance none of the entities operate as independent business entities. The change to single-line equity accounting for jointly controlled entities does not impact net profit or net equity, however as demonstrated in the tables below, the amounts of profit before tax and income tax expense are significantly affected. In addition, cash flows attributable to joint ventures that were previously proportionally consolidated are no longer included.

Goodwill and business combinations (IFRS 3 'Business Combinations')
IFRS prohibits the amortisation of goodwill which is mandated under Australian GAAP. In place of amortisation, impairment assessments of goodwill must be performed.

Business combinations undertaken after the date of transition to IFRS (1 July 2004) must be accounted for in accordance with IFRS. The acquisition of WMC Resources Ltd was effective 3 June 2005. Differences in accounting for the acquisition exist between Australian GAAP and IFRS with respect to the recognition of deferred tax liabilities on book base and tax base temporary differences, and the recognition of tax losses which meet the 'probable' criteria under AASB 112.

The following table presents a summary of the estimated impact of IFRS on net equity as at 30 June 2005 and 30 June 2004.

Reconciliation of net equity
	As at	As at
	30 June 2005	30 June 2004
	US$M	US$M
Net equity as previously reported under Australian GAAP	18 364	15 425
AASB 119 Post-retirement pension obligations - pre tax	(650)	(526)
AASB 119 Post-retirement pension obligations - deferred tax effect	158	135
AASB 119 Post-retirement medical schemes - pre tax	(111)	(76)
AASB 119 Post-retirement medical schemes - deferred tax effect	30	21
AASB 112 Deferred income tax accounting	(538)	(817)
AASB 3 Amortisation of goodwill	44	-
AASB 2 Equity based compensation payments to employees - tax effect	16	2
Additional goodwill included in net book value of disposed Chrome operations	(3)	-
Net equity in accordance with IFRS	17 310	14 164
Overall net decrease in equity under IFRS	(1 054)	(1 261)

The following tables present a summary of the estimated impact of IFRS as noted above on profit before tax and income tax expense for the year ended 30 June 2005.

Reconciliation of profit before tax

Year ended
30 June 2005
US$M
Net profit before tax as previously reported under Australian GAAP	8 481
AASB 119 Post-retirement medical and pension obligations	(8)
AASB 112 Deferred tax effects within jointly controlled entities	(6)
AASB 3 Reversal of amortisation of goodwill under Australian GAAP	44
AASB 2 Equity based compensation payments to employees	56
AASB 131 Reclassification of joint venture tax expense to profit before tax - jointly controlled entities	(230)
Additional goodwill included in the net book value of disposed Chrome operations	(3)
AASB 112 Deferred tax on disposed Chrome operations	3
Net profit before tax in accordance with IFRS	8 337
Overall net decrease in profit before tax under IFRS	(144)

Reconciliation of income tax expense
Year ended
30 June 2005
US$M
Income tax expense previously reported under Australian GAAP	2 240
AASB 112 Recognition of prior year tax	(350)
AASB 112 Withholding and repatriation taxes	10
AASB 112 Additional foreign exchange variations	89
AASB 112 Non-tax depreciable items now tax-effected	(56)
AASB 112 Tax base resets under Australian tax consolidations	6
AASB 2 Equity based compensation payments to employees	12
AASB 131 Reclassification of joint venture tax expense to profit before tax - jointly controlled entities	(230)
AASB 119 Tax impact of additional post-retirement medical and pension benefits charged	(3)
Other	18
Income tax expense in accordance with IFRS	1 736
Overall net decrease in income tax expense under IFRS	(504)

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 9 September 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary